December 20, 2018

Arnon Rosenthal, Ph.D.
Chief Executive Officer
Alector, Inc.
151 Oyster Point Boulevard
Suite 300
South San Francisco, CA 94080

       Re: Alector, Inc.
           Draft Registration Statement on Form S-1
           Response Dated December 17, 2018
           CIK No. 0001653087

Dear Dr. Rosenthal:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Response Dated December 17, 2018

Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Revenue recognition, page F-10

1. Please revise the disclosure you proposed in response to comment 3 with respect to the
       $242.8 million of milestones per program to describe the triggering events and to state whether it includes multiple indications and, if so, the number of indications.

       You may contact Keira Nakada at (202) 551-3659 or Jim Rosenberg, Senior Assistant
Chief Accountant, at (202) 551-3679 if you have questions regarding comments on the financial
 Arnon Rosenthal, Ph.D.
Alector, Inc.
December 20, 2018
Page 2

statements and related matters. Please contact J. Nolan McWilliams, Attorney-Advisor, at (202)
551-3217 or Dietrich King, Attorney-Advisor, at (202) 551-8071 with any other questions.



                                                           Sincerely,
FirstName LastNameArnon Rosenthal, Ph.D.
                                                           Division of
Corporation Finance
Comapany NameAlector, Inc.
                                                           Office of Healthcare
& Insurance
December 20, 2018 Page 2
cc:       Tony Jeffries
FirstName LastName